ORIGINAL

Issued Dec. 16, 1965
Amended Jul. 13, 1971
Amended Mar. 16, 1977
Amended Sep. 9, 1993
Amended Nov. 2, 1999

The Documentary Committee of The Japan Shipping Exchange, Inc.

MEMORANDUM OF AGREEMENT

Place and Date of Agreement 18th February 2021, at Greece	Code Name: **NIPPONSALE 1999** (Part I)
1. Sellers (Preamble) SOUTHERN ROUTE MARITIME, S.A.	2. Buyers (Preamble) TALISMAN MARITIME LIMITED to be guaranteed by GLOBUS MARITIME LIMITED
3. Vessel's name (Preamble) NORD VENUS	4. Flag/Registry (Preamble, Cl. 3 (a) (ii)) Panama / Panama
5. Class (Preamble, Cl. 6 (b)) Nippon Kaiji Kyokai	6. Built (year and builder's name) (Preamble) 2011 built in Universal Shipbuilding Corporation, Maizuru Shipyard
7. Gross register tonnage (Preamble) 42,711 / IMO No.9479319	8. Summer deadweight tonnage (Preamble) 80,655
9. Place/Date of superficial inspection (Preamble, Cl. 5 (a), Cl. 10) Philadelphia, USA / 1st to 3rd February 2021	10. Place/Date of class records examination (Preamble) Online 20th January 2021
11. Purchase Price (Cl. 1) USD 16,500,000 for cancelling date 31st May 2021 and USD 16,200,000 for cancelling date 15th August 2021 in sellers option.	
12. Place of closing (Cl. 3 (c)) at a place nominated by the Sellers	
13. Delivery range (Cl. 4 (a), Cl. 6 (c)(i), (f)) "Charter free, Safely afloat at a safe berth or anchorage or buoy in an accessible safe port or at dry dock within Japan, South Korea, People's Republic of China, Hong Kong, Taiwan, Vietnam, Thailand, Philippines, Malaysia, Indonesia and Singapore in sellers option. The cost of consumed bunker between last discharging port and delivery port shall be equally shared by the Buyers and Sellers".	
14. Delivery period (Cl. 4 (a)) and Cancelling Date (Cl. 4 (a), (d), (e)) Between 1st April 2021 and 15th August 2021 in the Sellers' option, Cancelling Date 15th August 2021	
15. Places (Cl. 2 (a), Cl. 4 (c)) Japan, USA, Greece and Switzerland and place of closing. Definition of "Working days" throughout this Agreement is days not falling on Saturdays, Sundays or public holidays in those places.	
16. Liquidated damages, per day (Cl. 7 (c)) USD 15,000 per day (See clause 18)	The additional clauses, if any, numbered from 16 to [32] shall be deemed to be fully incorporated into this Agreement.

It is mutually agreed that this Agreement shall be performed in accordance with the terms and conditions contained herein.

Signature (Sellers)

By: KATSUYA ABE

Title: DIRECTOR/PRESIDENT

Signature (Buyers)

TALISMAN MARITIME LTD MARSHALL ISLANDS

By: ATHANASIOS FEIDAKIS

Title: DIRECTOR

NIPPONSALE 1999

IT IS THIS DAY MUTUALLY AGREED between the Sellers referred to in Box 1 ("the Sellers") and the Buyers referred to in Box 2 ("the Buyers") that the Sellers shall sell and the Buyers shall buy the Vessel named in Box 3 with particulars as referred to in Boxes 4 - 8 ("the Vessel"), which has been accepted by the Buyers following their superficial inspection of the Vessel and examination of her class records as referred to in Boxes 9 and 10 respectively on the following terms and conditions.

This Agreement shall be first signed by the Sellers and the copy thereof shall be sent to the Buyers via e-mail in scanned copy. Within 2 running days of receipt scanned copy via email, the Buyers shall counter sign on the scanned copy and send via e-mail to the Sellers. The date and place of Buyers' counter signature shall be the date and place of this Agreement. The scanned copy exchanged via e-mails binds both parties. Originals of this Agreement shall be executed later at the earliest convenience.

1. PURCHASE PRICE

The purchase price of the Vessel ("the Purchase Price") shall be as stated in Box 11.

2. PAYMENT (See clause 16)

~~(a) As security for the fulfilment of this Agreement, the Buyers shall remit a deposit of ten (10) per cent of the Purchase Price ("the Deposit") to a bank nominated by the Sellers within three (3) banking days (being days on which banks are open for the transaction of business in the place stated in Box 15 ("Banking Days")), from the date of this Agreement, in the names of both the Sellers and the Buyers. Any interest earned on the Deposit shall be credited to the Buyers. Bank charges on the Deposit shall be borne equally by the Sellers and the Buyers. The Deposit shall be paid to the Sellers as a part of the Purchase Price in the same manner as the balance of the ninety (90) per cent of the Purchase Price as provided for hereunder.~~

~~(b) The Buyers shall remit the balance of the Purchase Price by telegraphic transfer to the said bank immediately after the Notice of Readiness for Delivery is tendered by the Sellers as per clause 7 of this Agreement. The balance shall be paid to the Sellers together with the Deposit against the Protocol of Delivery and Acceptance being duly signed by a representative of each party at the time of delivery of the Vessel.~~

3. DOCUMENTATION (See clause 24)

~~(a) At the time of delivery of the Vessel, the Sellers shall provide the Buyers with the following documents:-~~

~~(i) the Bill of Sale, duly notarized by a Notary Public, specifying that the Vessel is free from all debts, encumbrances, mortgages and maritime liens; and~~

~~(ii) a letter from the Sellers undertaking to supply a Deletion Certificate from the Registry stated in Box 4 as soon as practicable after the Vessel's delivery; and~~

~~(iii) such other documents as may be mutually agreed.~~

(b) Upon delivery the Buyers and the Sellers shall execute and exchange a Protocol of Delivery and Acceptance, thereby confirming the date and time of delivery of the Vessel.

(c) Closing shall take place at the place stated in Box 12.

4. DELIVERY PLACE AND TIME

(a) The Sellers shall ensure that the Vessel is ready for delivery within the Delivery Range stated in Box 13 not before and not later than the dates stated in Box 14, the latter date being the Cancelling Date.

(b) The Sellers shall keep the Buyers informed of the Vessel's itinerary and give the Buyers ~~thirty (30),~~ twenty (20), fifteen (15), seven (7) and three (3) days approximate notice of the expected date and place of readiness for delivery. Sellers may tender such notices before execution of this Agreement, provided the recapitulation of terms are mutually agreed. Upon receipt of above seven (7) days notice the Buyers shall declare target date of delivery that falls within the days specified in Clause 18.

(c) In the event that the Vessel is not ready for delivery on or before the Cancelling Date, the Buyers shall have the option of cancelling this Agreement, provided such option shall be exercised in writing within two (2) Working Days (which shall be the days not falling on Saturdays, Sundays, or Public holidays in the place stated in Box 15) from the Cancelling Date. However, if the failure to deliver the Vessel is caused by any event over which the Sellers have no control, then the Cancelling Date shall be extended by the corresponding time lost due to such event but in no case shall such extension be for a period of more than thirty (30) days.

(d) In the event the Buyers do not elect to exercise the option to cancel this Agreement in accordance with sub-clause (c) above, they shall have the right to designate a new date for delivery of the Vessel, provided such right is exercised in writing within two (2) Working Days from the Cancelling Date, and such designated date shall be the new Cancelling Date as if stated in Box 14. However if no new Cancelling Date is designated by the Buyers in accordance with this sub-clause there shall be no further Cancelling Date and the Sellers shall deliver the Vessel as soon as practicable.

(e) Notwithstanding the exercise of due diligence by them, if the Sellers anticipate that the Vessel will not be ready for delivery by the Cancelling Date, (whether it be the first agreed Cancelling Date or any subsequent Cancelling Date as provided for in sub-clause (d) above), then the Sellers may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing that that date shall be the new Cancelling Date. Upon receipt of such notification the Buyers shall have the option to cancel this Agreement, provided such option is exercised in writing within two (2) Working Days from the receipt of the aforesaid notification from the Sellers. If the Buyers do not exercise the option to cancel this Agreement, the date proposed by the Sellers shall be the new Cancelling Date as if stated in Box 14.

5. DELIVERY CONDITION (See clause 19)

~~(a) The Sellers shall deliver the Vessel to the Buyers in substantially the same condition as when the Vessel was inspected by the Buyers at the place stated in Box 9, fair wear and tear excepted, but free from outstanding recommendations and average damage affecting her present class and with all her class, national and international trading certificates clean and valid at the time of delivery.~~

(b) Upon the Vessel being delivered to and accepted by the Buyers in accordance with this Agreement the Sellers shall have no liability whatsoever for any fault or deficiency in their description of the Vessel or for any defects in the Vessel regardless of whether such defect was apparent or latent at the time of delivery.

6. UNDERWATER INSPECTION (See clause 20)

~~(a) The Sellers may deliver the Vessel without drydocking, subject to the following provisions.~~

~~(b) Prior to delivery of the Vessel the Buyers shall have the right to have divers approved by a classification society referred to in Box 5 ("the Classification Society"), carry out an inspection of the Vessel's underwater parts below the summer load line in the presence of a surveyor of the Classification Society arranged by the Sellers. Such inspection, if any, is to be at the Buyers' arrangement, risk and expense and is not to interfere with the Vessel's operation and delivery schedule.~~

~~(c) The Buyers shall give a written notice of their intention to have an underwater inspection carried out within two (2) days from the receipt of the seven (7) days notice stipulated in sub-clause (b) of Clause 4. If the Buyers fail to give such a written notice within two (2) days, they shall lose their right to have an underwater inspection.~~

(d) Upon receipt of the Buyers' notice the Sellers shall arrange with the Classification Society to carry out an underwater inspection. The cost of the underwater inspection shall be borne by the Buyers unless damage affecting the class is found, in which case the Sellers shall bear the cost.

(e) Should any damage affecting the class be found by such divers' inspection the following shall apply:

(i) where the damage is of such nature that repairs are not required prior to the next scheduled drydocking by the Classification Society, then the Sellers and the Buyers shall each select a reputable shipyard in the Delivery Range stated in Box 13 or near thereto and obtain from such shipyard a quotation for the cost of repairs of the damage. Each quotation is to be for the direct repair costs of the damage only and is not to include the cost of dockage and general service expenses. The Sellers shall then have the option to either repair the damage prior to delivery of the Vessel or deliver the Vessel without the damage being repaired with a reduction from the Purchase Price of the estimated cost of repairs. The estimated cost of repairs shall be defined as the average of the two quotations obtained from the two shipyards;

(ii) where the damage is of such nature that repairs are required prior to the next scheduled drydocking by the Classification Society, then the Sellers shall repair the damage at their cost and expense and to the Classification Society's satisfaction.

(f) In the event that the Vessel is drydocked to effect repairs of damage in accordance with sub-clause (e) hereof, the Sellers shall have the right to designate the drydock place as the new delivery place if such drydock place is within the Delivery Range stated in Box 13. In such event the Buyers shall have the right to clean and paint the underwater parts of the Vessel at their risk and expense and without interfering with the work of the Sellers and a surveyor of the Classification Society and without affecting the Vessel's delivery schedule. However if the Buyers' work in drydock is still in progress when the Sellers have completed their work, then the additional docking period necessary for completing such work shall be at the Buyers' risk and expense, in which event the Sellers shall have the right to tender a Notice of Readiness for Delivery on or after completion of their work.

(g) If repairs are required in accordance with sub-clause (e) hereof, then the Cancelling Date shall be extended by the corresponding time lost to effect such repairs provided that such extension shall not in any event exceed thirty (30) days.

7. NOTICE OF READINESS AND LIQUIDATED DAMAGES (See clause 18)

(a) When the Vessel becomes ready for delivery, the Sellers shall tender to the Buyers a Notice of Readiness for Delivery.

(b) The Buyers shall take over the Vessel within three (3) Banking Days from the day of receipt of such Notice of Readiness for Delivery.

(c) In the event the Buyers do not take delivery of the Vessel within the period specified above, the Buyers shall pay to the Sellers for each day of the delay up to the tenth (10th) day of the delay the liquidated damages as stated in Box 16. If the delay exceeds ten (10) days then the Sellers shall have the right to cancel this Agreement and claim damages for their losses flowing therefrom.

8. TOTAL LOSS AND FORCE MAJEURE

Should, before delivery, the Vessel become an actual, constructive or compromised total loss (not being a result of an act or omission of the Sellers committed with the intent to cause such total loss or recklessly and with knowledge that such total loss would probably result therefrom), or should the Vessel not be able to be delivered before the Cancelling Date through the outbreak of war, the restraint of Governments, Princes or People, political reasons or any other cause over which the Sellers have no control, then this Agreement shall be null and void and neither party shall be liable to the other. In such event the Deposit together with interest accrued thereon, if any, shall be immediately released in full to the Buyers.

9. TRANSFER OF TITLE AND RISK

Title and risk to the Vessel, together with everything belonging to her, shall pass to the Buyers upon both payment of the Purchase Price and delivery of the Vessel having occurred. Delivery of the Vessel shall be deemed to take place at the date and time specified in the Protocol of Delivery and Acceptance.

10. BELONGINGS AND BUNKERS (See clause 22)

The Sellers shall deliver to the Buyers the Vessel with everything belonging to her at the time of the superficial inspection referred to in the Box 9 including all spare parts, stores and equipment, on board or on shore, used or unused, except such things as are in the normal course of operations used during the period between the superficial inspection and delivery. The Vessel has neither spare propeller nor spare tail-end shaft. The Sellers shall provide the Buyers with an inventory list at the time of delivery. Forwarding charges, if any, shall be for the Buyers' account. The Buyers shall take over and pay the Sellers for the remaining bunkers and unused lubricating oils at the last purchased prices evidenced by supporting vouchers. Payment under this clause shall be made on or prior to delivery of the Vessel in the same currency as the Purchase Price.

11. EXCLUSION FROM THE SALE (See clause 21)

The Sellers have the right to take ashore all crockery, cutlery, linen and other articles bearing the Sellers' flag or name, provided the Sellers substitute the same for an equivalent number and type of similar unmarked items. Books, cassettes and forms etc., exclusively for use by the Sellers on the Vessel, shall be taken ashore before delivery. Personal effects of the Master, Officers and Crew including slop chest and hired equipment, if any, are excluded from this sale and shall be removed by the Sellers prior to delivery of the Vessel.

12. CHANGE OF NAME ETC.

The Buyers undertake to change the name of the Vessel and alter the funnel markings upon delivery of the Vessel.

13. ENCUMBRANCES ETC.

The Sellers shall deliver to the Buyers the Vessel free from all debts, encumbrances, mortgages and maritime liens. The Sellers hereby undertake to indemnify the Buyers against all claims of whatever nature made against the Vessel in respect of liabilities incurred prior to the time of delivery.

14. DEFAULT AND COMPENSATION (See clause 29)

(a) Should the Buyers default in the payment of the Deposit or the balance of the Purchase Price in the manner and within the time herein specified, or the Buyers otherwise fail to perform their obligations under this Agreement and such failure is not remedied within seven (7) days following receipt of a notice of default from the Sellers to the Buyers, then the Sellers shall have the right to cancel this Agreement. In such event the Deposit if already paid, together with interest accrued thereon, if any, shall be forfeited to the Sellers. If the Deposit has not yet been paid the Sellers shall have the right to receive the amount equivalent to the Deposit from the Buyers. If the Deposit or the amount equivalent to the Deposit does not cover the Sellers' losses, the Sellers shall have the right to claim further compensation from the Buyers to recover such losses.

(b) Should the Sellers default in the delivery of the Vessel with everything belonging to her in the manner and within the time herein specified, or the Sellers otherwise fail to perform their obligations under this Agreement and such failure is not remedied within seven (7) days following receipt of a

~~notice of default from the Buyers to the Sellers, then the Buyers shall have the right to cancel this Agreement. In such event the Buyers shall have the right to be paid the amount equivalent to the Deposit by the Sellers and the Deposit, if already paid, together with interest accrued thereon, if any, shall be released to the Buyers If the amount equivalent to the Deposit does not cover the Buyers' losses the Buyers shall have the right to claim further compensation from the Sellers to recover such losses.~~

15. ARBITRATION

This Agreement shall be governed by and served in accordance with Japanese law and any and all disputes arising out of or in connection with this Agreement shall be submitted to arbitration held in Tokyo with Japanese law to apply, at the Tokyo Maritime Arbitration Commission ("TOMAC") of The Japan Shipping Exchange, Inc. in accordance with the Rules of TOMAC and any amendments thereto, and the award given by the arbitrators shall be final and binding on both parties.

16. PAYMENT

(a)As security for the fulfilment of this Agreement, the Buyers shall lodge a deposit of ten (10) per cent of the Purchase Price ("the Deposit") by telegraphic transfer to the Sellers' account in a bank nominated by the Sellers ("the Sellers' Bank") within three (3) Working days from the date of this Agreement.

(b) The Buyers shall pay the ninety (90) percent of Purchase Price, amount of bunkers (i.e.IFO/MDO/MGO) and lubricating oils, and other money payable by the Buyers to the Sellers under this Agreement ("the Balance") as follows:

i) The Buyers shall remit the estimated amount of the Balance, based on master's calculation of bunkers and lubricating oils, etc., by telegraphic transfer with swift message (MT199 acceptable to Sellers' bank) to the Sellers' Bank so that the same to be lodged at the bank not later than three (3) Working days prior to the expected date of Notice of Readiness. This remittance shall be made with condition enabling procedure as per (ii) below.

ii) The Deposit and Balance shall be released to the Sellers unconditionally against the Sellers' presentation to the Sellers' Bank of the facsimile copy, photocopy or original of the Protocol of Delivery and Acceptance of the Vessel duly signed by the representatives of both the Sellers and the Buyers. Any surplus money over the exact amount of the Balance shall be remitted back to the Buyers. Upon Sellers' receipt of the Balance at their account, the original delivery documents shall be handed over to the Buyers.

Bank charges at the Buyers' remittance bank and intermediate bank(s), if any, for remittance of the Deposit and the Balance shall be borne by the Buyers. A. Bank charges at the Sellers' bank for holding/ lifting / releasing the Deposit shall be borne equally by the Sellers and the Buyers.

Bank charges at Sellers' Bank for holding /lifting / releasing the Balance shall be borne by the Buyers. If Sellers' bank quoted lumpsum fee for handling both Deposit and the Balance, such lumpsum charge shall be shared equally by the Sellers and the Buyers.

17. OUTRIGHT SALE

The Buyers have duly accepted the Vessel, her condition, documents on board such as log books, certificates, class records, etc. as a result of superficial inspection of the Vessel carried out as per Box 9 and examination of her class records as per Box 10. Therefore this sale is outright without further inspection, testing or gauging by the Buyers and/or any other parties on or before delivery of the Vessel except for underwater inspection as provided in Clause 20 hereof.

18. NOTICE OF READINESS

(a)When the Vessel becomes ready for delivery in line with this Agreement after arrival at the place of delivery and during delivery period as per Box 14, the Sellers shall tender to the Buyers a Notice of Readiness for Delivery (the "NOR"). The NOR can be tendered anytime day and night including Saturdays, Sundays and holidays. Further, the Sellers may not tender Notice of Readiness prior to completion of the underwater inspection. However, if the Buyers failed prompt arrangement of the

inspection as per Clause 20 and if such delay exceeds 24 hours, the Sellers shall have right to tender the NOR before the inspection.

(b) The Buyers shall take over the Vessel within three (3) Working Days from the date of receipt of the NOR, date of tendering the NOR inclusive. However, despite the prompt arrangements of the Buyers in accordance with Clause 21 hereof, if the underwater inspection is delayed due to reasons which are totally beyond the Buyers' control such as adverse weather, then the three (3) Working Days shall be extended for the days elapsed due to such delay. Counting of the three (3) Working Days shall be based on place of physical delivery.

(c) In the event the Buyers do not take delivery of the Vessel within the period specified above, the Sellers may shift the Vessel and the NOR shall remain valid irrespective of the shifting, and the Buyers shall pay to the Sellers for each day of the delay the liquidated damages as stated in Box 16 until the date of delivery. Such delay shall not exceed ten (10) days from the date of the NOR being tendered, date of tendering the NOR inclusive. If the delay exceeds ten (10) days, the Sellers shall have the right to cancel this Agreement and claim damages to the Buyers for their losses caused therefrom.

(d) If, as a result of Buyers' not taking delivery of the Vessel within three (3) Working Days including the date of tendering the NOR, any delivery documents, certificates and/or surveys shall become over the validity required under this Agreement or overdue, the Sellers have the right to deliver the Vessel with such delivery documents already issued without reissue and with certificates and/or surveys as they are without reissue or renewal.

19. CONDITION ON DELIVERY

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers but subject to terms and conditions of this Agreement she shall be delivered to and taken over by the Buyers as she is at the time of delivery, but substantially in the same condition as when inspected by the Buyers, fair wear and tear excepted. The burden of proof of any difference in condition of the Vessel, if any, shall always rest with the Buyers. For any damage, whether affecting class or not, suffered after the Buyers' inspection, except for damage which Class require immediate repair and fair wear and tear, the Sellers have option either to repair prior to delivery or to settle monetary with Buyers on the basis of repairer's quotation of direct repairing cost, excluding any indirect charges such as shifting, dockage, bunkers, off hire, deviation etc. Damages on underwater parts to be settled as per Clause 20.

The Buyers accept to take delivery of the vessels with the following condition of class stated in the class record examined by the Buyers as per Box 10. Purchase Price is reflecting those conditions and repairing cost to be borne by the Buyers

1. Damaged side shell plating and associated internals between Fr. 217 -228 at Pant. Stringer IWO FPT No. 1 cargo hold portside

2. Damaged 2nd strake below sheer strake and associated internals between Fr. 81-95 IWO Bo. 5 & 6 holds portside"

However, all of her class certificates, national and international trading certificates currently being applied to the Vessel, except for SMC/DOC/ISSC/MLC/Log Books, shall be delivered. (Notes, if any, are not taken into account)

The Sellers shall provide the Buyers with Class Maintenance Certificate issued by her Class in its standard form dated not more than three (3) Working days prior to the expected date of delivery showing that, on the basis of the review of the vessel's survey records filed in the Class' head office, the Vessel's class is maintained without outstanding recommendations or condition of class. (Notes, if any, are not taken into account.)

The vessel shall be delivered with swept cargo holds as bulk carrier. However, the Sellers have an option to leave cargo holds as they are as left by stevedores without holds cleaning after completion of discharging by paying US$ 4,000 to the Buyers at the time of closing in lieu of holds cleaning including disposal of dunnages/lashing materials if any.

20. UNDERWATER INSPECTION

(a) The Buyers have option to carry out, at the Buyers' risk and account, inspection of underwater parts of the Vessel at the port of delivery and prior to delivery of the Vessel, always without interference with the Vessel's operation and/or schedule, by divers approved by present class in the presence of the class surveyor to be arranged by the Sellers. The Buyers shall perform the underwater inspection and will provide full style of divers within three (3) days upon receipt of fifteen (15) days notice given by the Sellers. The Sellers shall at their cost and expense make the Vessel available for such inspection at the port of delivery. A Buyers' representative shall have the right to be present at such inspection as an observer only without interfering with the work or decisions of the class surveyor.

(b) If the conditions at the place of delivery are unsuitable for such inspection (due to weather, strong currents, poor visibility, COVID-19 restrictions etc) ,the Sellers and the Buyers at their cost and expense shall make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning, if delivery cannot take place at the port where underwater inspection takes place. Cost of bunkers consumed for such repositioning to be split equally between Buyers and Sellers..

(c) In case visibility at final discharging port is known to be poor or not suitable for the underwater inspection, the inspection shall be carried out at a port (the port to be mutually agreed but not unreasonably withheld), where the Vessel calls before calling final discharging port, with arrangement as above (a) and burden of expenses as below (e), in which case the Sellers shall give the Buyers a letter of confirmation at the time of delivery stating that, to the best of knowledge, the Vessel has not touched bottom since such underwater inspection.

(d) The Buyers shall arrange divers to carry out the inspection at the earliest timing under normal

practice provided conditions of weather and sea are suitable for the inspection, and promptly after the Vessel's arrival at the place of delivery or at the alternative place if above (b) or (c) are applied, without undue delay.

(e) The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the class. Divers shall be appointed by the Buyers and the class surveyor shall be appointed by the Sellers. The cost for the underwater inspection such as divers' fee, class surveyor's fee, boatage for class surveyor, etc. shall be for the Buyers' account. However, the Sellers shall pay for such cost should any part of the Vessel's underwater parts be found defective so as to affect the vessel's present class.

(f) Notwithstanding anything to the contrary in this Agreement, if any damage affecting present class is found on underwater parts of the Vessel but the class approves postponement of repair of such damage up to the class' next periodical drydock, then the Sellers shall have the option to repair same to the class' satisfaction or to make monetary settlement based on quotation issued by reputable shipyard in the delivery range which shall be mutually agreed between the Sellers and the Buyers and deliver the Vessel with such recommendation. It is understood by the Sellers and the Buyers that the amount of monetary settlement is confined to direct repair cost only and excluding indirect cost such as drydocking fee, general expenses, deviation and off hire etc., and that such amount of the monetary settlement is deducted from the Buyers' payment at the time of delivery.

(g) If present class requires repair of such damage prior to the class' next periodical drydock, the Sellers shall repair it up to the class' satisfaction at the Sellers' account before delivery.

(h) In the event that the vessel is drydocked, the Sellers shall have the right to designate the drydock place as the new delivery place if such drydock place is within the Delivery Range stated in Box 13, and the Buyers have the right to clean and paint the underwater parts at the Buyers' risk and account, subject to the Sellers' consent that shall not be unreasonably withheld, without interference with the Sellers' and/or the class surveyors' works whilst the Vessel is in drydock. If the Buyers' works have not been completed by the time the Sellers have completed their works, then the Sellers shall have the right to tender NOR and deliver the Vessel to the Buyers while the Vessel is still in the drydock. Any extra time incurred in the drydock by reason of the Buyers' works shall be for the Buyers' account. If the Vessel is delivered in the drydock, the cost for docking out shall be for the Buyers' account.

(i) Cancelling Date shall be extended by the corresponding days/time lost for repositioning of the Vessel as per (b), reaching agreement of monetary settlement as per (f), or for repairing the damages as per (f) and/or (g) including drydocking, waiting time for drydocking and deviation, if any.

(j) The Buyers have right to carry out divers' inspection as above for one time only and the decision of the class' surveyor shall bind both parties. Damage affecting class or class affecting damage shall mean the damage which the class places recommendation on her class records, and any notes on the class records are not taken into consideration. Any damage which does not affect the class shall be

delivered strictly as it is.

21. EXCLUSION FROM SALE

The sale excludes personal effects of Master, Officers and crew including slop chest, and hired, exclusion or third party's items as below, charterers' materials, which may be taken ashore by the Sellers on or before delivery of the Vessel.

List of hired, exclusion or third party's items: to be advised

The Sellers may take ashore logbooks, oil record books and maintenance records but the Buyers shall have the right to take photo copies of those items at their cost. The Sellers may also take ashore ISM manuals/reports, SSP (Ship Security Plan), certificates exclusively for the Sellers including SMC/DOC/ISSC/MLC, and original certificates that must be returned to flag authorities and Class.

22. BELONGINGS, BUNKERS AND LUBRICATING OILS

The Buyers shall take over and pay extra for bunkers and unused lubricating/hydraulic/grease oils remaining as onboard in storage tanks, and broached and unbroached drums/cans, at the time of delivery. Remaining bunkers are to be paid at the Sellers' last purchase price supported by vouchers or documents such as charterers' re-delivery invoices, statement of account and/or agreement, and lubricating/hydraulic/grease oils shall be paid at the Sellers' net purchase prices supported by vouchers (first-in first-out basis). Exact quantities of remaining bunkers and lubricating oils at the time of delivery shall be sounded and fixed by and between the Sellers and the Buyers' crew who is on board under Clause 25 on an estimation basis latest by three (3) working days prior to the expected date of delivery of the Vessel taking into account of consumption upto the date of delivery. Payment under this clause shall be made on or prior to delivery of the Vessel in the same currency as the Purchase Price applying T.T.M rate of the date of two (2) Working Days prior to the expected date of delivery.

In any case the Sellers have no obligation to clean fuel oil tanks.

Provisions and bonded stores shall be settled at actual cost between the representatives of the Sellers and the Buyers on board at the time of delivery.

23. DRAWINGS

All plans/drawings/manuals belonging to the Sellers and kept by the Sellers, excluding ISM manuals, SSP, MLC. Log Books and other drawings/manuals exclusively for Sellers' use, shall be delivered to the Buyers – the ones onboard shall be delivered as they are and the ones in the Sellers' or their manager's office shall be dispatched to the Buyers' designated place after delivery of the Vessel at the Buyers' account.

All original CSR (from No.1 to last) shall be delivered to the Buyers on board of the Vessel.

DCS and MRV (if applicable) certificate of compliance for the period 1/January/2021 until delivery

of the vessel to be provided by the Sellers.

24. DOCUMENTATION

At the time of delivery/closing the Sellers shall provide the Buyers with delivery documents that are reasonably required for Buyers' transfer of ownership and registration under their intended flag, as mutually agreed and may be incorporated into this Agreement as an addendum. Signing of such addendum shall by no means delay signature of this Agreement by both parties, nor shall it delay lodging Deposit by Buyers.

25. FAMILIARIZATION

After this Agreement has been duly signed and the Deposit has been duly lodged, the Buyers have the right, at the Buyers' risk and account, to place maximum of two (2) crews on board the vessel from the practically possible place designated by the Sellers, from last loading port, strictly as observers superficially without opening up of tanks or machineries, or testing, only for the purpose of familiarization, and such representatives shall always remain under command by the Vessel's master without interference with the Vessel's operation/schedule. The Sellers are not responsible for the Buyers' crews' boarding whatsoever.

The Buyers shall sign and submit to the Sellers a letter of indemnity in the Sellers' form before the embarkation of the Buyers' crews. The Buyers crews themselves also shall sign and submit to the Vessel's master a letter of indemnity in the Sellers' another form upon embarkation and at all times follow the instruction of the Vessel's Master. Any familiarization work on board shall be carried out strictly without interference to the crew's work and the Vessel's operation.

The Buyers shall pay to the Sellers at the time of delivery US$20/day/person as victualling/accommodation fee and the Buyers shall also pay to the Sellers other expenses including but not limited to communication charges which should be born by the Buyers' crews at the time of delivery/closing.

In case the Vessel is drydocked as a result of divers' survey as per clause 20, the Buyers shall arrange accommodation for the said crew(s) at their expense.

26. TAXES, FEES AND EXPENSES

Any taxes. fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with closing of the Sellers' register shall be for the Sellers' account.

27. PRECLOSING MEETING

Meeting between the Sellers and the Buyers may be held prior to expected delivery of the Vessel in order to prepare smooth closing and delivery of the Vessel where the Buyers confirm the delivery documents.

28. CONFIDENTIALITY

All details of these negotiations and its result shall be kept strictly confidential among the parties concerned.

29. DEFAULT AND COMPENSATION

Should the Buyers default in the payment of the Deposit or the balance of the Purchase Price in the manner and within the time herein specified, or the Buyers otherwise fail to perform their obligations under this Agreement and such failure is not remedied within seven (7) days following receipt of a notice of default from the Sellers to the Buyers, then the Sellers shall have the right to cancel this Agreement. In such event the Deposit if already paid, together with interest accrued thereon, if any, shall be forfeited to the Sellers. If the Deposit has not yet been paid the Sellers shall have the right to receive the amount equivalent to the Deposit from the Buyers. If the Deposit or the amount equivalent to the Deposit does not cover the Sellers' losses, the Sellers shall have the right to claim further compensation from the Buyers to recover such losses.

Should the Sellers default in the delivery of the Vessel with everything belonging to her in the manner and within the time herein specified, or the Sellers otherwise fail to perform their obligations under this Agreement and such failure is not remedied within seven (7) days following receipt of a notice of default from the Buyers to the Sellers, then the Buyers shall have the right to cancel this Agreement. In such event the Deposit, if already paid, together with interest accrued thereon, if any, shall be released to the Buyers and the Sellers shall make due compensation to the Buyers for their loss if the Sellers' failure is due to proven negligence or intentional acts or omissions. If the Deposit or the amount equivalent to the Deposit does not cover the Buyers' losses, the Buyers shall have the right to claim further compensation from the Sellers to recover such losses

30. ENTIRE AGREEMENT

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the parties in relation thereto.

Each of the parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

31. WARRANTIES

A) The Sellers warrant and undertake that:

i) neither the Vessel nor the entity or person owing, financing, controlling and/or operating the Vessel are named on the list of Special Designated Nationals and Blocked Persons (the "SDN List") as

published and amended from time to time by the U.S. Treasury Departments Office of Foreign Assets Control ("OFAC");

ii) the Vessel is neither owned and/or financed by a person or entity, or is the Vessel flagged or registered by a country that is subject to any sanctions, prohibitions, restrictions or boycotts as imposed by the laws or regulations of the United Nations, the United Kingdom, the European Union and/or the United States of America, as amended from time to time;

and

B) The Buyers warrant and undertake that:

i) neither the Buyers, their parent companies, shareholders and their directors, or any of their partner entities, such as financer or underwriter or manning agents, relevant to this transaction (collectively "Third Parties") nor any person employed by them are (a) named on the SDN List and/or (b) subject to any sanctions, prohibitions, restrictions or boycotts as imposed by the laws or regulations of the United Nations, the United Kingdom, the European Union and/or the United States of America as amended from time to time;

C) The Sellers and the Buyers both warrant and undertake that:

i) The Sellers are selling and the Buyers are purchasing the Vessel as principals and not as agent, trustee or nominee of any person with whom transactions are prohibited or restricted or sanctioned as aforesaid;

ii) Notwithstanding anything in this clause to the contrary, the Sellers and the Buyers shall not be required to anything which constitutes a violation of the laws and regulations of any state to which either of them is subject;

iii) The Sellers and the Buyers shall be liable to indemnify the other party against any and all claims, including the return of any deposit or all or any part of the purchase price, losses, damages, costs, expenses and fines whatsoever suffered by the other party resulting from any breach of warranty as aforesaid and in accordance with this Agreement;

iv) If, at anytime during the performance of this Agreement, either party becomes aware that the other party is in breach of the provisions and/or warranties contained in this clause, the party not in breach has the right to cancel this Agreement forthwith. In the event the Sellers cancels this Agreement due to a breach of this clause by the Buyers, the Deposit together with interest earned shall be released immediately to the Sellers. If the Deposit does not cover the Sellers' loss, the Sellers shall be entitled to claim further compensation for its losses and for all expenses incurred together with interest.

32. EPIDEMIC CLAUSE

The Sellers and the Buyers understand and appreciate that the protection of crews from epidemic is very important. Both parties shall endeavor to take reasonable measures in relation to epidemic as may from time to time be recommended by the World Health Organisation or any international organization applicable for crew.

As of signing this Agreement, nationality of the Sellers' crew is Vietnamese, and the nationality of the Buyers' intend to crew is Filipino. If either party wishes to change such nationality of crew prior to delivery, the party who wishes to change the nationality shall get consent from its counter party, which consent shall not unreasonably withheld.

The Sellers shall make the Vessel ready for delivery at the place suitable for crew change as of signing this Agreement. Upon Sellers notification of possible date and place of delivery the Buyers shall immediately arrange logistics and apply for quarantine and/or VISA procurement for their crew without undue delay. Sellers right for tendering NOR shall be suspended during the period reasonably required for logistics, quarantine and/or VISA procurement of Buyers' crew, but the period of suspension shall not exceed 14 days. If, after signing this Agreement, places notified by the Sellers as intended place of delivery become quarantined area for epidemic applicable to nationality of the Sellers' and/or the Buyers' crew, the Sellers will a) shift the Vessel at their time to a place within delivery range where is suitable for crew change and suitable for Underwater Inspection under Clause 20, in which case the cost for bunkers for shifting shall be equally shared by both parties, or, b) let the Vessel wait outside the intended place of delivery at their time for a certain period specified by local authority prior to entering, provided it is expected that the disembarkation and embarkation (and Underwater Inspection under Clause 20 if applicable) would become possible by letting the Vessel wait. If there is no place suitable for crew change within delivery range, the Vessel shall be delivered outside the delivery range which shall be mutually agreed in consideration of nationalities of both parties' crew and Underwater Inspection under Clause 20, and the cost of bunker consumed for the shifting to be shared equally between the Sellers and the Buyers. In all cases the Cancelling Date shall be extended for time lost for the shifting and/or waiting.

Upon delivery of the Vessel, the Sellers deliver to the Buyers with a valid "Maritime Declaration of Health" (or equivalent documentation) signed by the Master, which shall include confirmation of no reported cases of epidemic and that all members of the crew are reasonably in good health.

The Buyers shall provide to the Sellers a Buyers' following declaration letters

a. Non of Buyers' crew boarding for familiarization is infected by epidemic, to be issued before boarding.

b. Non of rest of Buyers' crew boarding the Vessel upon delivery is infected by epidemic, to be issued before boarding.

//END of MOA//